UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WATFORD HOLDINGS LTD.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G94787101
(CUSIP Number)

WP Windstar Investments Ltd
c/o Warburg Pincus LLC
450 Lexington Avenue
New York, NY 10017
(212) 878-0600

Copy to:
Mark F. Veblen
 Wachtell, Lipton, Rosen & Katz
 51 West 52nd Street
 New York, NY 10019
 (212) 403-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  □

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G94787101

1.	Names of Reporting Persons WP Windstar Investments Ltd (“WP Windstar”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

Page 1 of 24 Pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus (Callisto) Global Growth (Cayman), L.P. (“WP Callisto”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

Page 2 of 24 Pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus (Europa) Global Growth (Cayman), L.P. (“WP Europa”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

Page 3 of 24 Pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus Global Growth-B (Cayman), L.P. (“WP Global Growth-B”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

Page 4 of 24 Pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus Global Growth-E (Cayman), L.P. (“WP Global Growth-E”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

Page 5 of 24 Pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus Global Growth Partners (Cayman), L.P. (“Warburg Pincus Global Growth Partners”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	□

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

Page 6 of 24 Pages

CUSIP No. G94787101

1.	Names of Reporting Persons WP Global Growth Partners (Cayman), L.P. (“WP Global Growth Partners”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

Page 7 of 24 Pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus Financial Sector (Cayman), L.P. (“WP Financial Sector LP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

Page 8 of 24 Pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus Financial Sector-D (Cayman), L.P. (“WP Financial Sector-D”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

Page 9 of 24 Pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus Financial Sector Partners (Cayman), L.P. (“WP Financial Sector Partners”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

Page 10 of 24 Pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus (Cayman) Global Growth GP, L.P. (“WPGG Cayman GP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

Page 11 of 24 Pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus (Cayman) Global Growth GP LLC (“WPGG Cayman GP LLC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

Page 12 of 24 Pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus (Cayman) Financial Sector GP, L.P. (“WPFS Cayman GP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

Page 13 of 24 Pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus (Cayman) Financial Sector GP LLC (“WPFS Cayman GP LLC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

Page 14 of 24 Pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus Partners II (Cayman), L.P. (“WPP II Cayman”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

Page 15 of 24 Pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus (Bermuda) Private Equity GP Ltd. (“WP Bermuda GP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

Page 16 of 24 Pages

CUSIP No. G94787101
1.	Names of Reporting Persons Warburg Pincus LLC (“WP LLC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

Page 17 of 24 Pages

Information in respect of each Warburg Pincus Reporting Person (as defined in the Original Schedule 13D (as defined below)) is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by each of the Warburg Pincus Reporting Persons and relates to the common shares, par value $0.01 per share (the “common shares”), of Watford Holdings Ltd., a Bermuda company limited by shares (the “Issuer”). The address of the principal executive offices of the Issuer is Waterloo House, 1st Floor, 100 Pitts Bay Road, Pembroke HM 08, Bermuda. The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2021 (the “Original Schedule 13D”, and together with this Amendment, the “Schedule 13D”) is hereby amended and supplemented by the Warburg Pincus Reporting Persons as set forth below in this Amendment. This Amendment is filed by the Warburg Pincus Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and refers only to information that has materially changed since the filing of the Original Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Original Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following at the end thereof:

On July 1, 2021, the merger pursuant to the Merger Agreement was consummated. Upon consummation of the merger, Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Holdco.  Holdco funded payment of the cash merger consideration due pursuant to the Merger Agreement with the proceeds of Equity Financing received from Arch Re Bermuda, the Kelso Funds and WP Windstar, whereby WP Windstar made an aggregate cash contribution of $201,140,310 and contributed to Holdco the 230,400 common shares of the Issuer owned by WP Windstar.  The source of funds for WP Windstar’s cash contribution was capital contributions, including from its limited partners, and approximately $92.5 million of borrowing under a secured revolving credit facility with a maximum availability of $4.5 billion.

As a result of the Equity Financing, Greysbridge Holdings Ltd. is no longer a subsidiary of Arch, Arch Re Bermuda owns 40% of Holdco, the Kelso Funds own 30% of Holdco and WP Windstar owns 30% of Holdco. At the effective time of the merger, the directors and officers of Merger Sub immediately prior to the effective time, including Michael S. Thompson, a member and Managing Director of WP LLC, and Nicholas C. J. Lee, Vice President of Warburg Pincus International LLC, became the directors and officers of the Issuer. The Issuer’s dividend policy with respect to its common shares will be determined by the board of directors of the Issuer. Holders of the Issuer’s preference shares are entitled to the same dividend and other relative rights, preferences, limitations and restrictions after the merger as applied to such preference shares prior to the merger. Following the effectiveness of the merger, the Issuer notified the Nasdaq Global Select Market (“Nasdaq”) of consummation of the merger and, on July 1, 2021, Nasdaq filed a Form 25 to commence delisting of the Issuer’s common shares from Nasdaq.  On July 2, 2021, the Issuer notified Nasdaq of its intent to delist the Issuer’s preference shares from Nasdaq.  Accordingly, the Warburg Pincus Reporting Persons expect that the registrations of the Issuer’s common shares and preference shares under the Exchange Act will be terminated pursuant to Section 12(g)(4) of the Exchange Act.
Item 4.  Purpose of Transaction.
The information set forth in Item 3 of this Amendment is hereby incorporated by reference into this Item 4.

The first paragraph of Item 4 is hereby amended by amending and restating it as follows:

The purpose of the merger was to enable Holdco to acquire all of the common shares of the Issuer so that Holdco can operate the Issuer as a privately held company while retaining access to the Issuer’s underwriting platform and its licenses in Bermuda, the United States and Europe.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended by amending and restating it as follows:

(a) and (b)  As of the date hereof and as a result of the transaction disclosed in Item 3 herein, none of the Warburg Pincus Reporting Persons owns any common shares of the Issuer and none of the directors or executive officers of the Warburg Pincus Reporting Persons owns any common shares of the Issuer, and therefore the obligation of the Warburg Pincus Reporting Persons to file further amendments to the Schedule 13D has terminated.

Page 18 of 24 Pages

(c) Except as disclosed in Item 3, there have been no transactions in the Issuer’s common shares effected by the Warburg Pincus Reporting Persons within the 60 days prior to this filing.

(d) To the best knowledge of the Warburg Pincus Reporting Persons, no person has the power to direct the receipt of dividends from or the proceeds from the sale of the common shares of the Issuer that were beneficially owned by the Warburg Pincus Reporting Persons.

(e) July 1, 2021.

Page 19 of 24 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 7, 2021
WP WINDSTAR INVESTMENTS LTD
By:	/s/ David Sreter
Name:	David Sreter
Title:	Director
WARBURG PINCUS (CALLISTO) GLOBAL GROWTH (CAYMAN), L.P.
By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner
By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory
WARBURG PINCUS (EUROPA) GLOBAL GROWTH (CAYMAN), L.P.
By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner
By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory
Page 20 of 24 Pages

WARBURG PINCUS GLOBAL GROWTH-B (CAYMAN), L.P.
By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner
By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory
WARBURG PINCUS GLOBAL GROWTH-E (CAYMAN), L.P.
By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner
By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory
WARBURG PINCUS GLOBAL GROWTH PARTNERS (CAYMAN), L.P.
By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner
By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory
Page 21 of 24 Pages

WP GLOBAL GROWTH PARTNERS (CAYMAN), L.P.
By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner
By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory
WARBURG PINCUS FINANCIAL SECTOR (CAYMAN), L.P.
By:	Warburg Pincus (Cayman) Financial Sector GP, L.P., its general partner
By:	Warburg Pincus (Cayman) Financial Sector GP LLC, its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory
WARBURG PINCUS FINANCIAL SECTOR-D (CAYMAN), L.P.
By:	Warburg Pincus (Cayman) Financial Sector GP, L.P., its general partner
By:	Warburg Pincus (Cayman) Financial Sector GP LLC, its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory
Page 22 of 24 Pages

WARBURG PINCUS FINANCIAL SECTOR PARTNERS (CAYMAN), L.P.
By:	Warburg Pincus (Cayman) Financial Sector GP, L.P., its general partner
By:	Warburg Pincus (Cayman) Financial Sector GP LLC, its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory
WARBURG PINCUS (CAYMAN) GLOBAL GROWTH GP, L.P.
By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory
WARBURG PINCUS (CAYMAN) GLOBAL GROWTH GP LLC
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory
Page 23 of 24 Pages

WARBURG PINCUS (CAYMAN) FINANCIAL SECTOR GP, L.P.
By:	Warburg Pincus (Cayman) Financial Sector GP LLC, its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory
WARBURG PINCUS (CAYMAN) FINANCIAL SECTOR GP LLC
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory
WARBURG PINCUS PARTNERS II (CAYMAN), L.P.
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory
WARBURG PINCUS (BERMUDA) PRIVATE EQUITY GP LTD.
By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory
WARBURG PINCUS LLC
By:	/s/ David Sreter
Name:	David Sreter
Title:	Managing Director
Page 24 of 24 Pages